SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Amendment No. 2

Applied Neurosolutions Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03823Y-203
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

          ☑  Rule 13d-1(b)
          ☐  Rule 13d-1(c)
          ☐  Rule 13d-1(d)
______________
*    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing  information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be  "filed"  for the  purpose of  Section 18 of the  Securities Exchange  Act of 1934 ("Act") or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03823Y-203

1.	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 269,738
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 269,738
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,738
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12.	Type of Reporting Person * HC

CUSIP No. 03823Y-203

1.	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust Company, in various fiduciary capacities
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware banking corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 269,738
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 264,021
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,738
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12.	Type of Reporting Person * BK

CUSIP No. 03823Y-203

1.	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust FSB, in various fiduciary capacities
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware banking corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 6,150
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,150
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	Type of Reporting Person * BK

CUSIP No. 03823Y-203

ITEM 1(A).  NAME OF ISSUER:

Applied  Neurosolutions,  Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

50 Lakeview Pkwy, Suite 111, Vernon Hills, IL 60061

ITEM 2(A).  NAME OF PERSON FILING:

Wilmington Trust Corporation and Wilmington Trust Company

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

1100 North Market Street
Wilmington, DE  19890

ITEM 2(C).  CITIZENSHIP:

Wilmington Trust Corporation is a Delaware corporation;
Wilmington Trust Company is a Delaware banking corporation.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(E).  CUSIP NUMBER:

03823Y-203
____________________________________________________________________
ITEM 3.   IF THIS STATEMENT  IS FILED  PURSUANT TO  RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)  ☐  Broker or dealer registered under Section 15 of the Exchange Act.

(b)  ☑  Bank as defined in Section 3(a)(6) of the Exchange Act.

Wilmington Trust Company is a Bank and is a direct, wholly- owned subsidiaries of Wilmington Trust Corporation.

CUSIP No. 03823Y-203

(c)  ☐  Insurance  company as defined in Section 3(a)(19) of the Exchange Act.

(d)  ☐  Investment  company  registered under Section 8 of the Investment Company Act.

(e)  ☐  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   ☐An employee  benefit plan or endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);

(g)  ☑A parent  holding  company or control  person in accordance  with Rule 13d-1(b)(1)(ii)(G);

Wilmington Trust Corporation is a Parent Holding Company.

(h)  ☐A savings  association  as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)   ☐A  church  plan  that  is  excluded  from  the  definition  of an investment  company  under  Section  3(c)(14)  of the  Investment Company Act;

(j)   ☑  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust FSB.

ITEM 4.  OWNERSHIP.

Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:  269,738

(b)  Percent of class:  6.1%

(c)  Number of shares as to which Wilmington Trust Corporation has:

(i)   Sole power to vote or to direct the vote shares 269,738
(ii)  Shared power to vote or to direct the vote shares 0
(iii) Sole power to dispose or to direct the disposition of shares 260,421
(iv) Shared power to dispose or to direct the disposition of shares 0

Number of shares as to which Wilmington Trust Company has:

(i)   Sole power to vote or to direct the vote shares 263,588
(ii)  Shared power to vote or to direct the vote shares 0
(iii) Sole power to dispose or to direct the disposition of  shares 260,421
(iv) Shared power to dispose or to direct the disposition of shares 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Wilmington Trust Company:      BK

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Wilmington Trust Corporation:  HC
Wilmington Trust Company:      BK
Wilmington Trust FSB                 BK

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.  CERTIFICATIONS.

By signing  below I certify  that,  to the best of  my  knowledge  and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in  connection  with or as a participant  in any transaction having that purpose or effect.

SIGNATURE

After  reasonable  inquiry and to the best of my  knowledge and belief,  I certify that the information  set forth in this statement is true, complete and correct.

WILMINGTON TRUST CORPORATION WILMINGTON TRUST COMPANY WILMINGTON TRUST FSB

February 14, 2011	By:	/s/ Michael A. DiGregorio
Michael A. DiGregorio
Executive Vice President, General Counsel and Secretary

Attention.  Intentional  misstatements  or omissions of fact constitute  federal criminal violations (see 18 U.S.C. 1001).